SECU 09058265 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAREY FINANCIAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	**NEW YORK**	**10020-1605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G. TERMINE **(212) 492-1100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 27 2009
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OF AFFIRMATION

I, **HARALD PAUMGARTEN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CAREY FINANCIAL, LLC**, as of **DECEMBER 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ANSON S. WONG
Notary Public, State of New York
No. 01WO6090588
Qualified in Queens County
Commission Expires April 14, 2011

[signature]
Signature

CHAIRMAN OF THE BOARD
Title

Anson Wong
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Supplemental Computation of Net Capital under Rule 15c3-1.
- ☒ (h) Supplemental Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

SEC Mail
Mail Processing
Section

FEB 2 7 2009

Washington, DC
106

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Member of
Carey Financial, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Carey Financial, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

PRICEWATERHOUSECOOPERS

permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2009

SEC Mail
Mail Processing
Section
FEB 27 2009
Washington, DC
106

Carey Financial, LLC

Statement of Financial Condition
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
Carey Financial, LLC:

In our opinion, the accompanying balance sheets and the related statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Carey Financial, LLC at December 31, 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, Carey Asset Management Corp. ("CAM"), the Company's parent company, has agreed to fund losses to the Company in 2009 as necessary to continue normal business operations and to keep the Company within FINRA's capital requirements.

PricewaterhouseCoopers LLP

February 25, 2009

Carey Financial, LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 1,822,650
Due from affiliates	180,077
Fixed assets, net of accumulated depreciation	56,464
Other assets	122,304
Total assets	$ 2,181,495
Liabilities and Member's Equity	
Payable to affiliate	$ 181,599
Accrued compensation expenses	953,003
Accrued selected dealer fees and other expenses	223,183
Total liabilities	1,357,785
Commitments and contingencies	
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	22,988,135
Accumulated deficit	(22,165,425)
Total member's equity	823,710
Total liabilities and member's equity	$ 2,181,495

The accompanying notes are an integral part of the financial statement.

1. Organization

Carey Financial Corporation was incorporated on May 1, 1984, under the laws of the State of Delaware and was owned 100% by W.P. Carey & Co. LLC ("W.P. Carey") through June 30, 2005. Effective July 1, 2005, Carey Financial Corporation converted to a Delaware limited liability company and changed its name to Carey Financial, LLC (the "Company"). Immediately prior to July 1, 2005, Carey Asset Management Corp. ("CAM"), an affiliated subsidiary of W.P. Carey acquired sole ownership of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the Financial Industry Regulatory Authority ("FINRA") The Company's primary business activity during 2008 was as the sales agent for Corporate Property Associates 17 Global Incorporated ("CPA®:17 - Global"), a Maryland corporation affiliated with W.P. Carey.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents

The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents at December 31, 2008 include $1,599,738 invested in one money market fund.

Income Recognition

Pursuant to its sales agency agreement with CPA®:17 - Global, the Company earned a wholesaling fee of $0.15 per share on the sale of shares of CPA®:17 - Global totaling $5,129,421 during 2008. In addition to the $0.15 per share wholesaling fee paid to the Company, a selected dealer fee of $0.20 per share sold and selling commissions equal to $0.65 per share sold, are due to the Company, and may be reallowed in whole or part to selected dealers for shares sold by the selected dealers. During 2008, the Company paid selected dealer fees and selling commissions and subsequently received reimbursement from an affiliate in the amount of $31,087,134. These amounts are recorded on a trade-date basis and are reported in the statement of operations as Commissions from affiliate and Commission re-allowance.

Income Taxes

Effective July 1, 2005, CAM filed an entity classification election with the Internal Revenue Service to treat the Company as a branch for U.S. tax purposes. As a branch, the Company is not subject to tax and will not file separate federal, state and local tax returns for periods after June 30, 2005. Commencing July 1, 2005 the taxable income or loss from operations of the Company is included in the income tax returns of the sole member, CAM.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The accounts of the Company are included in the consolidated tax return of CAM. However, for separate financial statement purposes, income taxes are computed on a separate company basis under which the Company computes its current and deferred taxes as if it were a separate tax payer. To the extent that net tax assets (including net operating losses) are generated by the Company, which cannot be utilized on a separate company basis, a valuation allowance is established.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $5,000 or 6-2/3% of its aggregate indebtedness, as defined. At December 31, 2008, the Company had excess net capital and excess net capital at 1,000%, as defined, of $342,351 and $297,091, respectively. The Company's net capital ratio ("aggregate indebtedness" to "net capital" as defined under the Rule) at December 31, 2008 was 3.14 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Income Taxes

The Company determines its tax provision under the separate return method.

In the year ended December 31, 2004 and in the period from January 1, 2005 through June 30, 2005, the Company had net operating losses in excess of those amounts which could be carried back. The current year operating loss is being used by CAM in its consolidated tax filing. On a stand alone basis, the Company could use the deferred tax asset itself if the Company generates income. The Company had operating losses in the period July 1, 2005 through December 31, 2007 and has no current significant revenue source. Therefore, the Company has recorded a deferred tax asset of approximately $10,800,000 and a valuation allowance for the entire amount of the deferred tax asset, as it is more likely than not that all of the deferred tax assets will not be realized. The net operating loss carryforwards for the year ended December 31, 2004 and in the period from January 1, 2005 through June 30, 2005 will expire in 2025-2026.

5. Related-Party Transactions

W.P. Carey, and its affiliates, have provided the Company with administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2008. CAM and an affiliated management services company charge a portion of the salaries and other compensation of their employees who work directly on activities for the Company.

The Company is currently evaluating several options, including the potential addition of personnel and services to increase net operating income in the future. CAM has agreed to fund losses to the Company in 2009 as necessary to continue normal business operations and to keep the Company within FINRA capital requirements. During 2008, the Company received $5,000,000 of contributed capital from CAM.

Due from affiliates includes offering and organization costs receivable of $5,737 and $26,677 from Carey Watermark Investors and CPA®:17 - Global, respectively. In addition, due from affiliates includes $147,663 related to broker fees receivable for CPA®:17 - Global. Accounts payable to affiliate represents certain compensation and operating reimbursements due to CAM and other affiliates.

6. Commitments and Contingencies

As of December 31, 2008, the Company was not involved in any material litigation.

In 2004, following a broker-dealer examination of the Company, the staff of the SEC commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. The matters investigated by the staff of the SEC principally included whether, in connection with a public offering of shares of CPA®:15, the Company and its retail distributors sold certain securities without an effective registration statement; specifically, whether the delivery of the investor funds into escrow after completion of the first phase of the offering, completed in the fourth quarter of 2002, but before a registration statement with respect to the second phase of the offering became effective in the first quarter of 2003, constituted sales of securities in violation of Section 5 of the Securities Act of 1933.

The investigation was later expanded to include matters relating to compensation arrangements with broker-dealers in connection with the CPA® REITs managed by W.P. Carey, including principally certain payments, aggregating in excess of $9,600,000, made to a broker-dealer which distributed shares of the REITs, the disclosure of such arrangements and compliance with applicable Financial Industry Regulatory Authority, Inc. (FINRA) requirements. The costs associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs.

In March 2008, W.P. Carey and the Company entered into a settlement with the SEC with respect to all matters relating to the above-described investigations. In connection with the settlement, the SEC filed a complaint in the United States District Court for the Southern District of New York alleging violations of certain provisions of the federal securities laws, and seeking to enjoin W.P. Carey and the Company from violating those laws in the future. In its complaint the SEC alleged violations of Section 5 of the Securities Act of 1933, in connection with the offering of shares of CPA®:15, and Section 17(a) of the Securities Act of 1933 and Sections 10(b), 13(a), 13(b)(2)(A) and 14(a) of the Securities Exchange Act of 1934, and rules 10b-5, 12b-20, 13a-1, 13a-13 and 14a-9 thereunder, among others, in connection with the above-described payments to broker-dealers and related disclosures. With respect to the Company, the complaint alleged violations of, and sought to enjoin the Company from violating, Section 5 of the Securities Act of 1933. Without admitting of denying the allegations in the SEC's complaint, W.P. Carey and the Company consented to entry of the injunction, which was entered by the court in a Final Judgment in March 2008. Pursuant to the Final Judgment, W.P. Carey has also made payments of $19,979,000, including interest, to certain of W.P. Carey's managed REITs and paid a $10,000,000 civil penalty.

The Maryland Securities Commission and the Alabama Securities Commission have each sought information from the Company and/or CPA®:15 relating to this SEC investigation. While it is possible that Maryland, Alabama, or another state could commence proceedings against the Company relating to the SEC investigation, the Company does not currently expect any such

proceedings, if commenced, would have a material effect on the Company incremental to that caused by the SEC settlement.